Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada
www.cascades.com

Cascades announces cash tender offers for up to US$200 million aggregate principal amount of its 5.500% senior notes due 2022 and 5.750% senior notes due 2023

Kingsey Falls, QC, November 28, 2017 — Cascades Inc. (TSX: CAS) (the “Company”) announces the commencement of cash tender offers (together, the “Tender Offers”) to purchase up to an aggregate principal amount of US$200 million (the “Aggregate Maximum Tender Amount”) of its 5.500% Senior Notes due 2022 (the “2022 Notes”) and 5.750% Senior Notes due 2023 (the “2023 Notes”, and, together with the 2022 Notes, the “Notes”). The Tender Offer with respect to the 2022 Notes is subject to a maximum aggregate principal amount sublimit of US$150 million (the “2022 Notes Sublimit”).

The Tender Offers are being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 28, 2017 (the “Offer to Purchase”), and the related Letter of Transmittal. The Company refers investors to the Offer to Purchase and Letter of Transmittal for the complete terms of the Tender Offers. The Tender Offers are intended to lower the Company’s current overall interest expense and decrease current debt levels and will be funded by the Company from available cash on hand together with, if required, borrowings under the Company’s credit facility.

The following table summarizes certain material terms for the Tender Offers (in USD).

					Dollars per $1,000 Principal Amount of Notes
Title of Notes	CUSIP/ISIN Numbers	Aggregate Principal Amount Outstanding	Acceptance Priority Level	Acceptance Sublimit	Tender Offer Consideration	Early Tender Premium	Total Consideration (1)
5.500% Senior Notes due 2022	146900 AM7 / US146900AM71 / USC2174EAG73	$550,000,000	1	$150,000,000	$1,006.25	$30.00	$1,036.25
5.750% Senior Notes due 2023	146900 AQ8 / US146900AQ85 / USC2174EAH56	$250,000,000	2	None	$1,026.25	$30.00	$1,056.25

(1)	Includes the Early Tender Premium

Any purchases of Notes pursuant to the Tender Offers will be made in accordance with the acceptance priority level as shown in the table above (the “Acceptance Priority Level”) for each series of Notes, as set forth in the table above, and may be prorated as set forth in the Offer to Purchase, provided that Notes tendered at or prior to the Early Tender Date (as defined below) will be accepted for purchase in priority to Notes tendered after the Early Tender Date.

The Tender Offers will each expire at 9:00 A.M., New York City time, on December 27, 2017, unless extended (the “Expiration Date”) or earlier terminated by the Company in accordance with the terms of the Offer to Purchase. No tenders submitted after the Expiration Date will be valid.

Tendered Notes may be validly withdrawn at or prior to, but not after, 5:00 P.M., New York City time, on December 11, 2017, unless extended (the “Withdrawal Deadline”), and unless otherwise required by law. Holders who tender their Notes after the Withdrawal Deadline, but prior to the Expiration Date, may not withdraw their tendered Notes unless withdrawal rights are required to be extended pursuant to applicable law.

Subject to the terms and conditions of the Tender Offers, holders who validly tender, and do not validly withdraw, their Notes pursuant to the applicable Tender Offer at or prior to 5:00 P.M., New York City time, on December 11, 2017 (as it may be extended, the “Early Tender Date”), and whose Notes are accepted for purchase, will receive the applicable Total Consideration set forth in the table above for each US$1,000 principal amount of Notes purchased pursuant to the Tender Offers (the “Total Consideration”), which includes the early tender premium of US$30.00 per US$1,000 principal amount of Notes (the “Early Tender Premium”).

Subject to the terms and conditions of the Tender Offers, holders who validly tender their Notes after the Early Tender Date and at or prior to 9:00 A.M., New York City time, on the Expiration Date, and whose Notes are accepted for purchase, will receive only the applicable Tender Offer Consideration amount set forth in the table above for each US$1,000 principal amount of Notes purchased pursuant to the Tender Offers (the “Tender Offer Consideration”), which is equal to the applicable Total Consideration minus the Early Tender Premium. In addition to the applicable Total Consideration or the Tender Offer Consideration, all holders of Notes accepted for purchase pursuant to the Tender Offers will, on the Early Settlement Date (as defined below) or the Final Settlement Date (as defined below), as applicable, also receive accrued and unpaid interest on their Notes purchased from the applicable last interest payment date with respect to such Notes up to, but not including, the Early Settlement Date or the Final Settlement Date, as applicable.

The Company expects to accept for purchase any Notes validly tendered and not validly withdrawn at or prior to the Early Tender Date on the early settlement date (the “Early Settlement Date”), subject to the Acceptance Priority Levels, the Aggregate Maximum Tender Amount and the 2022 Notes Sublimit. The Early Settlement Date is currently expected to occur on December 12, 2017. To the extent that the Tender Offers are not fully subscribed at the Early Tender Date, the Company expects to purchase any remaining Notes that have been validly tendered after the Early Tender Date and at or prior to the Expiration Date and that the Company accepts for purchase in accordance with the terms of the Tender Offers, including the Aggregate Maximum Tender Amount, the 2022 Notes Sublimit, the Acceptance Priority Levels and proration, each as described in the Offer to Purchase, promptly following the Expiration Date (the “Final Settlement Date”). Any Final Settlement Date is expected to occur on December 27, 2017.

Subject to the Aggregate Maximum Tender Amount, the 2022 Notes Sublimit, and proration, the Notes accepted for payment will be accepted in accordance with their Acceptance Priority Levels set forth in the table above (with 1 being the highest Acceptance Priority Level), provided that Notes tendered at or before the Early Tender Date will be accepted for purchase in priority to other Notes tendered after the Early Tender Date, even if such Notes tendered after the Early Tender Date have a higher Acceptance Priority Level than Notes tendered prior to the Early Tender Date.

The Tender Offers are subject to the satisfaction or waiver of certain conditions to the Tender Offers set forth in the Offer to Purchase. The Tender Offers are not conditioned upon a minimum principal amount of Notes being tendered or upon receipt of financing.

Full details of the terms and conditions of the Tender Offers are described in the Offer to Purchase and related Letter of Transmittal, which are being sent by the Company to holders of the Notes. Holders of the Notes are encouraged to read these documents, as they contain important information regarding the Tender Offers.

The Company has retained Wells Fargo Securities, LLC to act as the dealer manager for the Tender Offers and D.F. King & Co., Inc. as the Tender Agent and Information Agent for the Tender Offers. Questions regarding the Tender Offers may be directed to Wells Fargo Securities, LLC at (866) 309-6316 (toll-free) or (704) 410-4760 (collect) or D.F. King & Co., Inc. at (877) 536-1561 (toll free) or (212) 269-5550 (banks and brokers) or via email at cascades@dfking.com. Requests for additional copies of the Offer to Purchase or the Letter of Transmittal should be directed to the Information Agent at one of the phone numbers above.

None of the Company, its subsidiaries, its Board of Directors, its employees, the dealer manager, the tender agent and information agent or the trustee with respect to the Notes is making any recommendation as to whether holders should tender any Notes in response to the Tender Offers. Holders must make their own decisions as to whether to participate in the Tender Offers, and, if so, the principal amount of Notes to tender.

This press release is neither an offer to purchase nor a solicitation of an offer to sell any Notes in the Tender Offer. The Tender Offers are not being made to, nor will Notes be accepted for purchase from or on behalf of, holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities or other laws of such jurisdiction. In any jurisdiction in which the Tender Offers are required to be made by a licensed broker or dealer, the Tender Offers will be deemed to be made on behalf of the Company by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission and Canadian Securities Commissions filings.

SOURCE Cascades Inc.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. The Company employs 11,000 women and men, who work in close to 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media Hugo D’Amours Vice-President, Communications and Public Affairs Cascades Inc. 819-363-5164 hugo_damours@cascades.com	Information Jennifer Aitken, MBA Director, Investor Relations Cascades Inc. 514-282-2697 jennifer_aitken@cascades.com

Website: www.cascades.com

Green by Nature blog: blog.cascades.com

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